Exhibit 99.1

Dated 10 May 2019

THIRD SUPPLEMENTAL AGREEMENT

relating to a

loan of up to US$30,000,000

to

DEVOCEAN MARITIME LTD.

DOMINA MARITIME LTD.

and

DULAC MARITIME S.A.

arranged by

HAMBURG COMMERCIAL BANK AG (formerly known as HSH NORDBANK AG)

with

HAMBURG COMMERCIAL BANK AG (formerly known as HSH NORDBANK AG)

as Agent

HAMBURG COMMERCIAL BANK AG (formerly known as HSH NORDBANK AG)

as Security Agent

guaranteed by

GLOBUS MARITIME LIMITED

THIS SUPPLEMENTAL AGREEMENT is dated on 10 May 2019 and made BETWEEN:

(1)	THE ENTITIES listed in Schedule 1 as borrowers (the Borrowers);

(2)	GLOBUS MARITIME LIMITED, a corporation incorporated in the Republic of the Marshall Islands, with its registered office at Trust Company Complex, Ajeltake Road, Ajeltake Island, Majuro, Republic of the Marshall Islands MH96960 (the Parent);

(3)	GLOBUS SHIPMANAGEMENT CORP., a corporation incorporated in the Republic of the Marshall Islands, with its registered office at Trust Company Complex, Ajeltake Road, Ajeltake Island, Majuro, Republic of the Marshall Islands MH96960 (the Manager);

(4)	HAMBURG COMMERCIAL BANK AG (formerly known as HSH NORDBANK AG) as mandated lead arranger (the Arranger);

(5)	THE FINANCIAL INSTITUTIONS listed in Schedule 1 as lenders (the Lenders);

(1)	HAMBURG COMMERCIAL BANK AG (formerly known as HSH NORDBANK AG) (the Hedging Provider) as Hedging Provider;

(2)	HAMBURG COMMERCIAL BANK AG (formerly known as HSH NORDBANK AG) as agent of the other Finance Parties (the Agent); and

(3)	HAMBURG COMMERCIAL BANK AG (formerly known as HSH NORDBANK AG) as security agent of the Finance Parties (the Security Agent).

WHEREAS:

(A)	this Agreement reflects the terms of an agreement reached in principle between the Finance Parties and the Borrowers during April 2019;

(B)	this Agreement is supplemental to a facility agreement dated 27 February 2015 (the Principal Facility Agreement) made between (1) the Borrowers as joint and several borrowers (2) the Parent, (3) the Arranger, (4) the Agent, (5) the Lenders, (6) the Hedging Provider and (7) the Security Agent, as amended by a first supplemental agreement dated 5 December 2016 (the First Supplemental Agreement) and as further amended and supplemented by a second supplemental agreement dated 10 July 2017 (the Second Supplemental Agreement and together with the First Supplemental Agreement and the Principal Facility Agreement, the Original Facility Agreement) pursuant to which the Lenders made available to the Borrowers a term loan of up to $30,000,000 of which the principal amount outstanding at the date hereof is $21,469,050; and

(C)	this Agreement sets out the terms and conditions upon which the Finance Parties shall, at the request of the Borrowers and the Parent, provide their consent to:

(a)	the revision of the loan repayment provisions;

(b)	the waiver of the application of clause 20.3(b) and clause 20.3(d) of the Original Facility Agreement during the Third Revision Period; and

(c)	certain consequential amendments to the terms and conditions applicable to the Original Facility Agreement.

1

NOW IT IS HEREBY AGREED as follows:

1	Definitions

1.1	Defined expressions

Words and expressions defined in the Original Facility Agreement shall, unless the context otherwise requires or unless otherwise defined herein, have the same meanings when used in this Agreement.

1.2	Definitions

In this Agreement, unless the context otherwise requires:

Effective Date means the date, no later than 10 May 2019, on which the Agent has received the documents and evidence specified in Schedule 2 in a form and substance satisfactory to it.

Facility Agreement means the Original Facility Agreement as amended and supplemented by this Agreement.

Relevant Documents means this Agreement and any other documents to be executed in connection hereto.

Relevant Parties means, together, the Borrowers, the Manager and the Parent and Relevant Party means each one of them.

Third Revision Period means the period commencing on 1 January 2019 and ending on the Final Repayment Date (both dates inclusive).

1.3	Original Facility Agreement

References in the Original Facility Agreement to “this Agreement” shall, with effect from the Effective Date and unless the context otherwise requires, be references to the Original Facility Agreement as amended by this Agreement and words such as “herein”, “hereof”, “hereunder”, “hereafter”, “hereby” and “hereto”, where they appear in the Original Facility Agreement shall be construed accordingly.

1.4	Headings

Clause headings and the table of contents are inserted for convenience of reference only and shall be ignored in the interpretation of this Agreement.

1.5	Incorporation of certain references

Clauses 1.2 to 1.7 (Construction) and 1.8 to 1.10 (Third party rights) of the Original Facility Agreement shall be deemed to be incorporated into this Agreement in full, mutatis mutandis.

1.6	Designation as Finance Document

The Parties agree that this Agreement is and shall be designated a Finance Document.

2

2	Agreement of the Finance Parties

The Finance Parties, relying upon the representations, warranties and undertakings on the part of the Relevant Parties contained in clause 4 (Representations and warranties) and subject to the terms and conditions of this Agreement and in particular, but without prejudice to the generality of the foregoing, fulfilment on or before the Effective Date of the conditions contained in Schedule 2 (Documents and evidence required as conditions precedent), agree to:

(a)	waive the application of paragraphs (b) and (d) of clause 20.3 (Financial condition) of the Original Loan Agreement during the Third Revision Period; and

(b)	the amendment of the Original Facility Agreement on the terms set out in clause 3 (Amendments to the Facility Agreement).

3	Amendments to the Original Facility Agreement

The Original Facility Agreement shall, with effect on and from the Effective Date, be (and is hereby) amended in accordance with the following provisions (and the Original Facility Agreement (as so amended) will continue to be binding upon each of the parties hereto upon such terms as so amended):

3.1.1	by deleting in clause 1.1 of the Original Facility Agreement the definition of Final Repayment Date and by inserting in its place the following new definition of Final Repayment Date:

“Final Repayment Date means, subject to clauses 36.12 and 36.13 (Business Days), 31 July 2019.”;

3.1.2	by deleting in paragraph (d) in the definition of Repayment Date in clause 1.1 of the Original Facility Agreement the word “and”, by inserting in paragraph (d) after the words “after the Restart Repayment Date” the following new words “up to 3 June 2019”, by inserting immediately after the existing paragraph (d) the following new paragraph (e) and by renumbering the existing paragraph (e) as (f):

“(e) 28 June 2019; and”;

3.1.3	by deleting clause 6.2 of the Original Facility Agreement in its entirety and by replacing it with the following new clause 6.2:

“6.2	To the extent not previously reduced:

(a)	the Devocean Advance shall be repaid by thirteen (13) repayment instalments, one such instalment to be repaid on each Repayment Date relevant to such Advance. Subject to the provisions of this Agreement, the amount of each repayment instalment (other than the penultimate and the last instalments) shall be $239,115, the amount of the penultimate repayment instalment shall be $100,000 and the amount of the last repayment instalment shall be $5,849,735;

(b)	the Domina Advance shall be repaid by thirteen (13) repayment instalments, one such instalment to be repaid on each Repayment Date relevant to such Advance. Subject to the provisions of this Agreement, the amount of each repayment instalment (other than the penultimate and the last instalments) shall be $230,000, the amount of the penultimate repayment instalment shall be $100,000 and the amount of the last repayment instalment shall be $7,470,000; and

(c)	the Dulac Advance shall be repaid by thirteen (13) repayment instalments, one such instalment to be repaid on each Repayment Date relevant to such Advance. Subject to the provisions of this Agreement, the amount of each repayment instalment (other than the penultimate and the last instalments) shall be $224,480, the amount of the penultimate repayment instalment shall be $100,000 and the amount of the last repayment instalment shall be $8,155,720.

On the Final Repayment Date (without prejudice to any other provision of this Agreement), the Loan shall be repaid in full.

For the avoidance of doubt it is hereby agreed that the above repayment profile reflects the reduction in the amount actually drawn down in connection with the Devocean Advance and the Dulac Advance and no further reduction to the repayment instalments shall be needed pursuant to clause 6.3 (Adjustment of scheduled repayments) for such matter.”;

3

3.1.4	by inserting immediately after existing clause 21.19 of the Original Facility Agreement the following new clauses 21.20 and 21.21:

“Sale and refinancing undertaking

21.20	The Borrowers shall, on or before 31 May 2019, provide evidence satisfactory in all respects to the Agent of:

(a)	a final and binding term sheet between the Borrowers and a bank or financial institution acceptable to the Agent, for the refinancing of the Loan and all other sums due to the Finance Parties or any of them under this Agreement and any other Finance Document; or

(b)	a final and binding memorandum of agreement for:

(i)	each Ship for an aggregate purchase price of not less than the Loan and all other sums due to the Finance Parties or any of them under this Agreement and any other Finance Document; or

(ii)	two Ships plus funds available to the Borrowers sufficient (when aggregated with the aggregate purchase price set out in the said two memoranda of agreement) to repay in full the Loan and all other sums due to the Finance Parties or any of them under this Agreement and any other Finance Document.

21.21 Without prejudice to clause 19 (Information undertakings), the Borrowers shall, as of 10 May 2019, report to the Agent on a weekly basis and provide such information as the Agent may reasonably require, in each case, on the progress and status of the matters referred to in paragraphs (a) and (b) of clause 21.20.”; and

3.1.5	by inserting in the second line of clause 29.13 of the Original Facility Agreement the words “or in the case of clause 21.20 (Sale and refinancing undertaking), twenty eight days” after the words “fourteen Business Days”.

4	Representations and warranties

The Relevant Parties make the representations and warranties set out in clause 18 (Representations) of the Original Facility Agreement to the Lenders on the date of this Agreement and on the Effective Date as if made on such date with reference to the facts and circumstances existing at each such date.

5	Fees and expenses

5.1	Restructuring fee

The Borrowers shall pay to the Agent, for the account of the Lenders, a non-refundable restructuring fee of $50,000 on the Effective Date.

5.2	Expenses

The Borrowers agree to pay to the Agent on a full indemnity basis on demand all expenses (including legal and out-of-pocket expenses) incurred by any Finance Party:

5.2.1	in connection with the negotiation, preparation, execution and, where relevant, registration of this Agreement and the other Relevant Documents and of any amendment or extension of or the granting of any waiver or consent under this Agreement or the other Relevant Documents; and

5.2.2	in contemplation of, or otherwise in connection with, the enforcement of, or preservation of any rights under this Agreement or the other Relevant Documents or otherwise in respect of the monies owing and obligations incurred under this Agreement and the other Relevant Documents, together with interest at the rate and in the manner referred to in clause 8.3 of the Original Facility Agreement from the date on which such expenses were incurred, to the date of payment (after, as well as before judgment).

4

5.3	Value Added Tax

All fees and expenses payable pursuant to this clause 5 shall be paid together with value added tax or any similar tax (if any) properly chargeable thereon. Any value added tax chargeable in respect of any services supplied by any of the Finance Parties under this Agreement shall, on delivery of the value added tax invoice, be paid in addition to any sum agreed to be paid hereunder.

5.4	Stamp and other duties

The Borrowers shall pay and, within three Business Days of demand, indemnify each Finance Party against any cost, loss or liability that Finance Party incurs in relation to all stamp duty, registration and other similar Taxes payable in respect of this Agreement and any other Relevant Documents.

6	Miscellaneous and notices

6.1	Continuation of Facility Agreement

6.1.1	Save as amended by this Agreement, the provisions of the Original Facility Agreement shall continue in full force and effect and the Original Facility Agreement and this Agreement shall be read and construed as one instrument.

6.1.2	With effect as of the Effective Date, references in the Finance Documents to the “Facility Agreement” or the “Loan Agreement” or the “Agreement” (or such other equivalent or similar references) shall henceforth be references to the Original Facility Agreement as amended and supplemented by this Agreement and as from time to time hereafter amended, supplemented and/or restated, and shall also be deemed to include this Agreement and the obligations of the Borrowers hereunder.

6.2	Continuing security – Relevant Parties

Each of the Relevant Parties hereby confirms for the benefit of the Finance Parties that:

6.2.1	each Finance Document to which it is a party extends, in accordance with its terms, to the obligations of the Borrowers arising under the Original Facility Agreement as amended and supplemented by this Agreement;

6.2.2	the Finance Documents to which such Relevant Party is a party and the obligations of such Relevant Party thereunder and any Security Interests contained therein are not otherwise affected by this Agreement or any other Relevant Documents or anything contained in them or in this Agreement and shall remain in full force and effect notwithstanding the amendments to the Original Facility Agreement and the other arrangements contained in this Agreement; and

6.2.3	with effect from the Effective Date references in the Finance Documents to which such Relevant Party is a party to “the Agreement” or “the Facility Agreement” or “the Loan Agreement” (or equivalent or similar references) shall henceforth be references to the Original Facility Agreement as amended and supplemented by this Agreement and as from time to time hereafter amended and shall also be deemed to include this Agreement and the obligations of the Borrowers hereunder, provided that, without prejudice to the foregoing, the Relevant Parties shall do all such acts and things as the Security Agent reasonably requires for the purposes of ensuring that all obligations and Security Interests purported to be created under the Finance Documents are and shall remain in full force and effect and fully perfected in favour of the Security Agent.

5

6.3	Counterparts

This Agreement may be executed in any number of counterparts and by the different parties hereto on separate counterparts, each of which when so executed and delivered shall be an original but all counterparts shall together constitute one and the same instrument.

6.4	Partial invalidity

If, at any time, any provision of this Agreement is or becomes illegal, invalid or unenforceable in any respect under any law of any jurisdiction, neither the legality, validity or enforceability of the remaining provisions nor the legality, validity or enforceability of such provision in any other respect or under the law of any other jurisdiction will be affected or impaired in any way.

6.5	Notices

The provisions of clause 38 (Notices) of the Original Facility Agreement shall extend and apply to the giving or making of notices or demands hereunder as if the same were expressly stated herein and as if references therein to “Obligors” and “Obligor” were references to all Relevant Parties and Relevant Party, respectively.

6.6	Relevant Parties’ obligations

Notwithstanding anything to the contrary contained in this Agreement, the agreements, obligations and liabilities of the Relevant Parties herein contained are joint and several and shall be construed accordingly. Each of the Relevant Parties agrees and consents to be bound by this Agreement notwithstanding that the other Relevant Parties which were intended to sign or be bound may not do so or be effectually bound and notwithstanding that this Agreement may be invalid or unenforceable against the other Relevant Parties whether or not the deficiency is known to the Agent. The Agent shall be at liberty to release any of the Relevant Parties from this Agreement and to compound with or otherwise vary the liability or to grant time and indulgence to make other arrangements with any of the Relevant Parties without prejudicing or affecting the rights and remedies of the Agent against the other Relevant Parties.

7	Governing Law

This Agreement and any non-contractual obligations connected with it shall be governed by English law.

8	Enforcement

8.1	Jurisdiction

8.1.1	The courts of England have exclusive jurisdiction to settle any dispute arising out of or in connection with this Agreement (including a dispute regarding the existence, validity or termination of this Agreement) or any non-contractual obligations connected with this Agreement (a Dispute).

8.1.2	The parties hereto agree that the courts of England are the most appropriate and convenient courts to settle Disputes and accordingly no party hereto will argue to the contrary.

8.1.3	Notwithstanding clause 8.1.1, no Finance Party shall be prevented from taking proceedings relating to a Dispute in any other courts with jurisdiction. To the extent allowed by law, the Finance Parties may take concurrent proceedings in any number of jurisdictions.

6

8.2	Service of process

8.2.1	Without prejudice to any other mode of service allowed under any relevant law, each of the Relevant Parties:

(a)	irrevocably appoints Messrs. Saville & Co. at present of One Carey Lane, London EC2V 8AE, England, as its agent for service of process in relation to any proceedings before the English courts in connection with this Agreement (including any non-contractual obligations in connection with it); and

(b)	agrees that failure by a process agent to notify any Relevant Party of the process will not invalidate the proceedings concerned.

IN WITNESS whereof the parties to this Agreement have caused this Agreement to be duly executed as a deed on the date first above written.

7

Schedule 1
The original parties

Borrowers

Name:	DEVOCEAN MARITIME LTD.
Original Jurisdiction	Republic of the Marshall Islands
Registration number (or equivalent, if any)	24361

Name:	DOMINA MARITIME LTD.
Original Jurisdiction	Republic of the Marshall Islands
Registration number (or equivalent, if any)	40259

Name:	DULAC MARITIME S.A.
Original Jurisdiction	Republic of the Marshall Islands
Registration number (or equivalent, if any)	40253

The Original Lenders

Name	HAMBURG COMMERCIAL BANK AG (formerly known as HSH NORDBANK AG)

8

Schedule 2
Documents and evidence required as conditions precedent

1	Corporate authorisations

In relation to each of the Relevant Parties:

(a)	Constitutional documents

copies certified by an officer of each of the Relevant Parties, as a true, complete and up to date copies, of all documents which contain or establish or relate to the constitution of that Relevant Party or a secretary's certificate confirming that there have been no changes or amendments to the constitutional documents certified copies of which were previously delivered to the Agent pursuant to the Original Facility Agreement;

(b)	Resolutions

copies of resolutions of each of its board of directors and, if required following advice by the Agent’s counsel, its shareholders approving this Agreement and the other Relevant Documents and the terms and conditions hereof and thereof and authorising the signature, delivery and performance of each such Relevant Party's obligations thereunder, certified (in a certificate dated no earlier than five (5) Banking Days prior to the date of this Agreement) by an officer of such Relevant Party as:

(1)	being true and correct;

(2)	being duly passed at meetings of the directors of such Relevant Party and, as the case may be, of the shareholders of such Relevant Party each duly convened and held;

(3)	not having been amended, modified or revoked; and

(4)	being in full force and effect,

together with originals or certified copies of any powers of attorney issued by any Relevant Party pursuant to such resolutions; and

(c)	Certificate of incumbency

a list of directors and officers of each Relevant Party specifying the names and positions of such persons, certified (in a certificate dated no earlier than five (5) Banking Days prior to the date of this Agreement) by an officer of such Relevant Party to be true, complete and up to date;

2	Consents

a certificate (dated no earlier than five (5) Banking Days prior to the date of this Agreement) from an officer of each of the Relevant Parties stating that no consents, authorisations, licences or approvals are necessary for such Relevant Party to authorise, or are required by each of the Relevant Parties or any other party (other than a Finance Party) in connection with, the execution, delivery, and performance of this Agreement and the other Relevant Documents to which such Relevant Party is or is to be a party;

3	Legal opinions

such legal opinions in relation to the Republic of the Marshall Islands and any other legal opinions as the Agent shall in its absolute discretion require;

9

4	Appointment of brokers

evidence in form and substance satisfactory in all respects to the Agent, that the Borrowers have appointed not less than two ship sale and purchase brokers in relation to the potential sale of the Ships by no later than 30 April 2019;

5	Restructuring Fee

evidence that the restructuring fee set out in clause 5.1 (Restructuring fee) has been paid;

6	English Process agent

a letter from each Relevant Party's agent for receipt of service of proceedings accepting its appointment under this Agreement as such Relevant Party’s process agent; and

7	Other matters

such other matters or favourable opinions as the Agent may require.

10

EXECUTED as a DEED	)
by	)
for and on behalf of	)	/s/ Athanasios Feidakis
DEVOCEAN MARITIME LTD.	)	Attorney-in-fact
in the presence of:	)

/s/ Ureshnie Papanastassiou
Witness
Name: Ureshnie Papanastassiou
Address: Norton Rose Fulbright Greece Piraeus
Occupation:

EXECUTED as a DEED	)
by	)
for and on behalf of	)	/s/ Athanasios Feidakis
DOMINA MARITIME LTD.	)	Attorney-in-fact
in the presence of:	)

/s/ Ureshnie Papanastassiou
Witness
Name: Ureshnie Papanastassiou
Address: Norton Rose Fulbright Greece Piraeus
Occupation:

EXECUTED as a DEED	)
by	)
for and on behalf of	)	/s/ Athanasios Feidakis
DULAC MARITIME S.A.	)	Attorney-in-fact
in the presence of:	)

/s/ Ureshnie Papanastassiou
Witness
Name: Ureshnie Papanastassiou
Address: Norton Rose Fulbright Greece Piraeus
Occupation:

11

EXECUTED as a DEED	)
by	)
for and on behalf of	)	/s/ Athanasios Feidakis
GLOBUS SHIPMANAGEMENT CORP.	)	Attorney-in-fact
in the presence of:	)

/s/ Ureshnie Papanastassiou
Witness
Name: Ureshnie Papanastassiou
Address: Norton Rose Fulbright Greece Piraeus
Occupation:

EXECUTED as a DEED	)
by	)
for and on behalf of	)	/s/ Athanasios Feidakis
GLOBUS MARITIME LIMITED	)	Attorney-in-fact
in the presence of:	)

/s/ Ureshnie Papanastassiou
Witness
Name: Ureshnie Papanastassiou
Address: Norton Rose Fulbright Greece Piraeus
Occupation:

EXECUTED as a DEED	)
by	)
for and on behalf of	)	/s/ Emmanouil Chamilothoris
HAMBURG COMMERCIAL BANK AG (formerly	)	Attorney-in-fact
known as HSH NORDBANK AG))		Emmanouil Chamilothoris
in the presence of:	)	Associate
Norton Rose Fulbright Greece

/s/ Ureshnie Papanastassiou
Witness
Name: Ureshnie Papanastassiou
Address: Norton Rose Fulbright Greece Piraeus
Occupation:

12